

03 JUN -9 7:21

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance



Date: 2003/6/6

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Corporate Communications & Investor Relations Dept.
Marubeni Corporation

dlw 6/19

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN

Please note that (i) this translation does not fully reflect the contents of the Notice of the 79th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only and that (ii) this translation is not the official Notice of the Ordinary General Meeting of Shareholders pursuant to the Commercial Code of Japan.

June 4, 2003

To our shareholders:

Notice of the 79th Ordinary General Meeting of Shareholders

Notice is hereby given that the 79th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights either by sending us the enclosed voting form indicating your approval or disapproval with your seal by return mail by June 25, 2003, or via internet by accessing the website shown in the voting form. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and exercise your voting rights.

note: As the website for voting via internet is shown only in Japanese, the explanation in connection with how to vote via internet is intentionally omitted in this translation.

(1) Date and Time: 10:00 A.M., Thursday, June 26, 2003

(2) Place: Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 79th Fiscal Year (from April 1, 2002 to March 31, 2003)

Matters for Resolution:

1. To approve the proposed appropriation of the profit for the 79th fiscal year
2. To amend certain parts of the Articles of Incorporation
   (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3. To elect 11 Directors due to expiration of the term of office of all 9 incumbent Directors
4. To elect 4 Corporate Auditors due to expiration of the term of office of all 4 incumbent Corporate Auditors
5. To amend the total remuneration to the Directors
6. To grant retirement remuneration to the retiring Directors and the retiring Corporate Auditor

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka
Nobuo Katsumata

Representative Director
President and CEO, Member of the Board

INFORMATION ON THE RIGHT TO VOTE

1.The total number of voting rights held by all the shareholders

1,487,192

2.Agenda and Related Matters

1. To approve the proposed appropriation of the profit for the 79th fiscal year

We propose to appropriate the profit of this fiscal year as shown in the attached Financial Statements of the Corporation for the 79th fiscal year.

Although we regret that we have paid no dividend since the 76th fiscal year, we have made efforts to improve profitability in order to resume dividend payments. As we achieved the expected net profit for this fiscal year and taking everything into account such financial result of this fiscal year and sharing profit with our shareholders, we propose that 3 yen dividend per share is to be paid.

2. To amend certain parts of the Articles of Incorporation

We propose to amend part of the Articles of Incorporation as set forth below.

With respect to Article 3, it is proposed to change location of head office from Osaka to Chiyoda-ku, Tokyo, following our concentration of headquarters function in Tokyo Head Office. Current Article 10 is proposed to enable General Meeting of Shareholders to be convened in any ward of Tokyo or Osaka due to change of location of the head office.

Article 8 is proposed to be amended following the enactment of the "Law to amend a part of the Commercial Code, etc" (Law No. 44 of 2002) effective as of April 1, 2003 under which the lost share system was newly established.

New Chapter 3 (from Article 10 until Article 18), new Article 23 and 39 are proposed to increase our choices and freedom regarding share capital policy. Article 5 and 6 are proposed to be amended for the purpose of possibly issuing of preferred share in future.

Current Article 12 is proposed to amend part thereof and establish new Section 2 following the enactment of the "Law to amend a part of the Commercial Code, etc" (Law No. 44 of 2002) effective as of April 1, 2003 under which a quorum for a special resolution is, if so established in Articles of Incorporation, relaxed to one-third of the total number of voting rights held by all the shareholders.

Current Article 15 is proposed to amend the terms of office of Directors from the current 2 years to 1 year

in order to distinguish the responsibility for management of Directors in each year as a part of reinforcement of corporate governance, and to employ flexibly the then most appropriate management system keeping up with the change of business environment.

New Section 1 of Article 28 and new Article 33 are proposed to exempt Directors and Corporate Auditors from the liability to the Corporation to the extent allowed by applicable laws and regulations as resolved by the Board of Directors. New Section 2 of Article 28 is proposed to enable the Corporation to employ Outside Directors with the exemption of their indemnity to the Corporation to the extent allowed by applicable laws and regulations, for an inducement to employ talented Outside Directors. The proposal for establishment of New Articles 28 and 33 is made with the unanimous consent of the Board of Corporate Auditors.

Current Article 19 is proposed to extend the terms of office of Corporate Auditors following the enactment of the "Amendments to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha" (Law No. 149 of 2001) under which the terms of office of Corporate Auditors was extended to 4 years.

And, following the creation of new articles, the subsequent Articles of present Articles of Incorporation will be renumbered accordingly.

A comparison of the present and the proposed amended texts is as follows:

(The changes are indicated by underlining)

Present Articles of Incorporation	Proposed Amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 3. Location of head office The head office of the Corporation shall be located in Osaka.	Article 3. Location of head office. The head office of the Corporation shall be located in Chiyoda-ku, Tokyo.
Chapter II. Shares	**Chapter II. Shares**
Article 5. Total number of shares authorized to be issued The total number of shares which the Corporation shall be authorized to issue shall be Three Billion (3,000,000,000).	Article 5. Total number of shares authorized to be issued The total number of shares which the Corporation shall be authorized to issue shall be Four Billion and Five Hundred Million (4,500,000,000), which shall be itemized as follows; provided, however, that in the event of cancellation of shares or conversion of preferred shares into ordinary shares, the number of shares which the Corporation shall be authorized to issue shall be reduced by the number of shares so cancelled or converted: ordinary shares: 4.3 Billion (4,300,000,000) Class I Preferred Shares: 100 Million (100,000,000) Class II Preferred Shares: 100 Million (100,000,000)
Article 6. Number of shares comprising one Tangen Unit and non-issuance of share certificate representing Fractional Tangen Unit Shares 1. The number of shares comprising one Tangen Unit (hereinafter referred to as "Tangen Unit") of the Corporation shall be 1000.	Article 6. Number of shares comprising one Tangen Unit and non-issuance of share certificate representing Fractional Tangen Unit Shares 1. The number of ordinary shares, Class I Preferred Shares and Class II Preferred Shares comprising one Tangen Unit (hereinafter referred to as "Tangen Unit") of the Corporation shall be 1000.
2. The Corporation shall not issue a share certificate representing the number of shares below one Tangen Unit (hereinafter referred to as "Fractional Tangen Unit Shares") except as may otherwise be provided by the Rules for Handling Share.	2. (same as present)

Present Articles of Incorporation	Proposed Amendment
Article 8. Transfer Agent 1. The Corporation shall have a transfer agent with respect to its shares. 2. The Transfer Agent and its place of business shall be designated by a resolution of the Board of Directors and public notice thereof shall be given. 3. The Register of Shareholders, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of shares, the purchase of Fractional Tangen Unit Shares and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.	Article 8. Transfer Agent 1. (same as present) 2. (same as present) 3. The Register of Shareholders, the Register of Lost Shares, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of shares, the purchase of Fractional Tangen Unit Shares and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.

Present Articles of Incorporation	Proposed Amendment
(newly added)	**Chapter III. Preferred Shares**
(newly added)	Article 10. Preferred Share Dividends The Corporation shall, with respect to the dividends, pay the following amount of dividends (hereinafter referred to as the "Preferred Share Dividends") to the holders of the preferred shares (hereinafter referred to as the "Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Registered Preferred Pledgees"), in priority to the holders of the ordinary shares (hereinafter referred to as the Ordinary Shareholders") or the registered pledgees in respect of the relevant ordinary shares (hereinafter referred to as "Registered Ordinary Pledgees"); provided, however, if the Preferred Share Interim Dividends as provided for in the following Article has been paid in that relevant fiscal period, the amount so paid as Preferred Share Interim Dividends shall be deducted from the amount of the relevant Preferred Share Dividends: Class I Preferred Shares: Amount determined by a resolution of the Board of Directors of the Corporation at the time of issuance to the holders of the relevant Class I Preferred Shares, which amount per Class I Preferred Share shall not exceed 100 yen per year. Class II Preferred Shares: Amount determined by a resolution of the Board of Directors of the Corporation at the time of issuance to the holders of the relevant Class II Preferred Shares, which amount per Class II Preferred Share shall not exceed 100 yen per year. 2. If the Corporation does not pay all or part of the Preferred Share Dividends to the Preferred Shareholders or the Registered Preferred Pledgees during a fiscal period, such deficiency shall not be payable in any succeeding fiscal period. 3. The Corporation shall not pay any amount in excess of the Preferred Share Dividends to any Preferred Shareholders or Registered Preferred Pledgees in any given fiscal period.

Present Articles of Incorporation	Proposed Amendment
(newly added)	Article 11. Preferred Share Interim Dividends In the event that interim dividends are paid by the Corporation pursuant to Article 36, the Corporation shall pay to the Preferred Shareholders and/or the Registered Preferred Pledgees interim dividends (hereinafter referred to as the "Preferred Share Interim Dividends") in the amount determined by a resolution of the Board of Directors of the Corporation at the time of issuance thereof, which shall not exceed one-half of the amount prescribed in the main text of the preceding Section 1 of Article 10, in priority to the Ordinary Shareholders and/or the Registered Ordinary Pledgees.
(newly added)	Article 12. Distribution of Residual Assets 1. In the event of distribution of the residual assets, the Corporation shall pay to the Preferred Shareholders and/or the Registered Preferred Pledgees the following respective amounts, in priority to the Ordinary Shareholders and/or the Registered Ordinary Pledgees: (i) 1000 yen per Class I Preferred Share; and (ii) 1000 yen per Class II Preferred Share. 2 No additional distribution of the residual assets other than those prescribed in the preceding Section 1 shall be made to the Preferred Shareholders and/or the Registered Preferred Pledgees.
(newly added)	Article 13. Voting Rights No Preferred Shareholders shall have voting rights at any General Meeting of Shareholders; provided, however, that the Preferred Shareholders shall have voting rights: (i) From the commencement of the relevant Ordinary General Meeting of Shareholders if no agenda for approval to declare the Preferred Share Dividends is submitted to such Ordinary General Meeting of Shareholders; or (ii) from the closing of the relevant Ordinary General Meeting of Shareholders if a proposed resolution to declare the Preferred Share Dividends is rejected at such Ordinary General Meeting of Shareholders, until, in either case, such time as a resolution declaring the Preferred Share Dividends is passed.

Present Articles of Incorporation	Proposed Amendment
(newly added)	Articles 14. Consolidation or Split of Preferred Shares and Preemptive Rights, etc. 1. No consolidation or split shall be made by the Corporation with respect to the Preferred Shares. 2. No preemptive rights to subscribe for newly issued shares, for stock purchase warrants, for corporate bonds with stock purchase warrants or for corporate bonds with detachable stock warrants shall be granted by the Corporation to the Preferred Shareholders.
(newly added)	Article 15. Purchase or Retirement of Preferred Shares 1. The Corporation may, at any time, purchase the Preferred Shares and reserve or retire them at the purchase price of such Preferred Shares with the profits distributable as dividends to shareholders. 2. The purchase or retirement of the Preferred Shares as prescribed in the preceding Section 1 can be made with respect to either one or more classes among several classes of the Preferred Shares. 3. The Corporation may compulsorily redeem all or part of Class II Preferred Shares at the time and with the redemption price determined respectively by a resolution of the Board of Directors of the Corporation at the time of issuance thereof. 4. In the event of partial redemption of the Class II Preferred Shares as prescribed in the preceding Section 3, such redemption shall be made by means of lottery or otherwise.
(newly added)	Article 16. Conversion into Ordinary Shares Any of the Class I Preferred Shareholders may request conversion of the Class I Preferred Shares into ordinary shares, during the period available for conversion to be determined by a resolution of the Board of Directors of the Corporation at the time of issuance. The terms of such conversion as the number of ordinary shares to be issued as a result of conversion of each Preferred Share shall be resolved by such resolution of the Board of Directors of the Corporation.

Present Articles of Incorporation	Proposed Amendment
(newly added)	Article 17. Simultaneous Conversion 1. All of the Class I Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be converted, as of the date (hereinafter referred to as the "Simultaneous Conversion Date") immediately following the last day of such period available for conversion or anytime thereafter determined by the Board of Directors, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class I Preferred Shares by a market value of ordinary shares; provided, however, that such market value of ordinary shares shall be the average of the closing prices (including the closing bid or offered price) of the Corporation's ordinary shares on the Tokyo Stock Exchange for each of 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on 45th trading day prior to the Simultaneous Conversion Date, and such average shall be obtained by calculating down to the nearest hundredth of 1 yen, and thereafter rounding upward, as the case may be, to the nearest tenth of 1 yen with less than five-hundredths of 1 yen being disregarded. 2. The number of ordinary shares in the preceding Section 1 shall be limited at the maximum to the number of shares obtained by dividing an amount equivalent to the subscription money for such Class I Preferred Shares by the minimum conversion price to be determined by a resolution of the Board of Directors of the Corporation at the time of issuance; provided, however, that such maximum number may not be determined by a resolution of the Board of Directors of the Corporation. 3. Fractions of 1 share obtained as a result of calculating the number of ordinary shares as set forth in the preceding Section 1 and 2, respectively, if any, shall be treated in the manner pursuant to the case of consolidation of shares set forth in the Commercial Code.

Present Articles of Incorporation	Proposed Amendment
(newly added)	Articles 18. Order of Priority Any class of Preferred Shares to be issued by the Corporation shall rank *pari passu* with each other in respect of the payment of the Preferred Share Dividends and the Preferred Share Interim Dividends and the distribution of residual assets.
Chapter III. General Meeting of Shareholders	**Chapter IV. General Meeting of Shareholders**
Article 10. Time and place of convocation 1. An Ordinary General Meeting of Shareholders of the Corporation shall be convened in June of each year.	Article 19. Time and place of convocation 1. (same as present)
2. In addition to the foregoing, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.	2. (same as present)
3. General Meetings of Shareholders shall be convened in the location of the Corporation's head office or in a place adjacent thereto or in any ward of Tokyo.	3. General Meetings of Shareholders shall be convened in any ward of Tokyo or Osaka.
Article 11. (omitted)	Article 20. (Present Article 11. Shall be renumbered as Article 20.)
Article 12. Requirements for ordinary resolutions Except as may otherwise be provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present or represented at such meeting irrespective of the number of shares owned by such shareholders.	Article 21. Requirements for resolutions 1. Except as may otherwise be provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present or represented at such meeting.
(newly added)	2. A special resolution of a General Meeting of Shareholders pursuant to Article 343 of the Commercial Code shall be adopted by a vote of two-thirds or more of the shareholders who are present or represented at such meeting and who hold shares representing more than one-third of the total shareholders.
Article 13. (omitted)	Article 22. (Present Article 13. shall be renumbered as Article 22.)

Present Articles of Incorporation	Proposed Amendment
	Article 23. General Meetings of Holders of Classes of Shares The provisions of Article 20 and 22 hereof will apply mutatis mutandis to the general meetings of holders of classes of shares.
Chapter IV. Directors and Board of Directors	**Chapter V. Directors and Board of Directors**
Article 14. (Omitted)	Article 24. (Present Article 14. shall be renumbered as Article 24.)
Article 15. Terms of Office of Directors 1. The terms of office of Directors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within two (2) years after their assumption of office. 2. The term of office of a Director elected due to an increase in the number of Directors or due to a vacancy shall be the same as the remaining term of office of the other Directors.	Article 25. Terms of Office of Directors 1. The terms of office of Directors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within one (1) year after their assumption of office. 2. (same as present)
Article 16. to 17. (Omitted)	Article 26. to 27. (Present Articles 16. and 17. shall be renumbered as Articles 26. and 27.)
(newly added)	Article 28. Exemption from Director's Liability 1. Pursuant to the provisions of Article 266, Section 12 of the Commercial Code, the Corporation may, by a resolution of the Board of Directors, exempt director(s) (including former directors) from liability concerning the actions set forth in Article 266, Section 1, Item 5 of the Commercial Code, to the extent allowed by applicable law and regulations. 2. The Corporation may, pursuant to the provisions of Article 266, Section 19 of the Commercial Code, enter into an agreement with its outside directors which limits their liabilities for those actions set forth in Article 266, Section 1, Item 5 of the Commercial Code; provided, however, that the limitation of liabilities under such agreements shall be the aggregate amount of the amounts as described in each item of Article 266, Section 19 of the Commercial Code.

Present Articles of Incorporation	Proposed Amendment
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter VI. Corporate Auditors and Board of Corporate Auditors**
Article 18. (Omitted)	Article 29. (Present Article 18. shall be renumbered as Article 29.)
Article 19. Terms of office of Corporate Auditors 1. The terms of office of Corporate Auditors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within three (3) years after their assumption of office. 2. The term of office of a corporate Auditor elected due to a vacancy shall be the same as the remaining term of office of his predecessor.	Article 30. Terms of office of Corporate Auditors 1. The terms of office of Corporate Auditors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within four (4) years after their assumption of office. 2. (same as present)
Article 20 to 21. (Omitted)	Article 31. to 32. (Present Articles 20. and 21. shall be renumbered as Articles 31. and 32.)
(Newly added)	Article 33. Exemption from Corporate Auditor's Liability Pursuant to the provisions of Article 280, Section 1 of the Commercial Code, the Corporation may, by a resolution of the Board of Directors, exempt Corporate Auditor(s) (including former Corporate Auditors) from liability to the extent allowed by applicable laws and regulations.
Chapter VI. Accounts	**Chapter VII. Accounts**
Article 22. to 26. (omitted)	Article 34. to 38. (Present Articles 22. to 26. shall be renumbered as Articles 34. to 38. respectively.)
(newly added)	Article 39. Conversion of the Preference Shares and their Dividends With regard to the first dividends and the first interim dividends for the ordinary shares which would be issued as a result of the conversion of the Class I Preferred Shares, the payments shall be made based on the deemed conversion date. For the purpose hereof, the deemed conversion date is April 1, if the request for the conversion or the simultaneous conversion is made between April 1 and September 30 and October 1, if the request for the conversion or the simultaneous conversion is made between October 1 and March 31.

Note: All other provisions of the Articles of Incorporation remain unchanged.

3. To elect 11 Directors due to the expiration of the terms of all of the 9 incumbent Directors

The terms of all of the 9 incumbent Directors will expire at the close of this General Meeting of Shareholders.

Accordingly, the Board of Directors proposes the election of 11 Directors. The candidates for Directors are as follows:

※ indicates newly nominated candidates

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
1	Tohru Tsuji (Feb.10,1939)	Apr.1961: Joined the Corporation Jun.1991: Director Jun.1995: Managing Director Jun.1997: Senior Managing Director Apr.1999: President and CEO, Director Apr.2003: Chairman, Member of the Board (Present Position)	72,112 shares
2	Nobuo Katsumata (Dec.5,1942)	Apr.1966: Joined the Corporation Jun.1996: Director Apr.1999: Corporate Vice President, Director Apr.2001: Senior Vice President, Director Apr.2003: President and CEO, Member of the Board (Present Position) (President (Representative Director), Qatar LNG Investment Co., Ltd.,)	41,000 shares
3	Katsuo Koh (Oct.5,1940)	Apr.1963: Joined the Corporation Jun.1993: Director Jun.1996: Managing Director Apr.1998: Senior Managing Director Apr.2000: Executive Vice President, Director Apr.2003: Executive Deputy President, Member of the Board; Advisor to the President for Iron & Steel Strategies and Coordination Dept.; Executive Corporate Officer, Iron & Steel Strategies and Coordination Dept.; Chairman of Investment and Credit Committee (Present Position)	36,219 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
4	Shigeki Kuwahara (Mar.4,1944)	Apr.1966: Joined Ministry of International Trade and Industry Nov.1991: Planning Dept. Director General, Small and Medium Enterprise Agency Jun.1993: Director-General for Small and Medium Enterprise Policy, Small and Medium Enterprise Agency Jul.1994: Director-General, Kanto Bureau of International Trade and Industry Jul.1995: Board Member, The Japan Regional Development Corporation Apr.1998: Joined the Corporation Jun.1998: Director Apr.1999: Corporate Vice President, Director Apr.2001: Senior Vice President, Director Apr.2003: Executive Deputy President, Member of the Board; Executive Corporate Officer, Corporate Strategies Dept.; Advisor to the President for Energy Div. and Metals & Mineral Resources Div. (Present Position) (Representative Director, Japan Sakhalin Pipeline Co., Ltd.)	32,000 shares
5	Toshio Nakagawa (Mar.2,1947)	Apr.1969: Joined the Corporation Jun.1998: Director Apr.2001: Corporate Vice President, Director Apr.2003: Corporate Executive Vice President, Member of the Board; CIO; Advisor to the President for Transportation & Industrial Machinery Div., Telecom & Information Div. and Business Incubation Dept. (Present Position)	33,058 shares
6	Yuji Kato (Dec.15,1945)	Apr. 1968: Joined the Corporation Jun. 1999: Director Apr. 2001: Corporate Senior Vice President, Director Apr.2003: Corporate Executive Vice President, Member of the Board; Executive Corporate Officer, Audit Dept., Information Strategy Dept., Risk Management Dept., and Legal Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Compliance Committee; Chairman of Security Export Control Committee (Present Position)	17,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
7	※ Akira Matsuda (Jul.4,1946)	Apr.1970: Joined the Corporation Apr.1994: General Manager of Ship Dept.-I Apr.1996: General Manager of Ship Dept. Apr.1998: General Manager of Ship & Infrastructure Project Div. Jun.1999: Director, General Manager of Ship & Infrastructure Project Div. Apr.2000: Director; Senior Operating Officer, Plant & Ship Div. Apr.2001: Director; Chief Operating Officer, Plant & Ship Div. Apr.2002: Corporate Senior Vice President; Chief Operating Officer, Plant & Ship Div. Apr.2003: Corporate Senior Vice President; Advisor to the President for Utility & Infrastructure Div., Plant & Ship Div. and Finance & Logistics Business Div. (Present Position)	35,164 shares
8	※ Makoto Isogai (Jul.25,1946)	Jul. 1969: Joined the Corporation Apr.1993: General Manager of Pulp Dept. Apr.1995: General Manager of Printing & Publication Paper Dept. Apr.1997: Deputy General Manager of Pulp & Paper Div. Oct.1997: Deputy General Manager of Pulp & Paper Div.; General Manager of Pulp Dept. Apr.1998: General Manager of Pulp & Paper Div. Apr.2000: Chief Operating Officer, Forest Products & General Merchandise Div. Jun. 2000: Director; Chief Operating Officer, Forest Products & General Merchandise Div. Apr.2002: Corporate Senior Vice President; Chief Representative in Indonesia; President & CEO, P.T. Marubeni Indonesia Apr.2003: Corporate Senior Vice President; Advisor to the President for Forest Products & General Merchandise Div., Chemicals Div. and Development & Construction Div. (Present Position)	28,765 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
9	Kazuo Ogawa (Oct.8,1947)	Apr. 1970: Joined the Corporation Jun. 2000: Director Apr.2003: Corporate Senior Vice President, Member of the Board; Executive Corporate Officer, Human Resources Dept., Corporate Communications Dept. and Corporate Planning & Coordination Dept.; Vice Chairman of Investment and Credit Committee; Chairman of "V" PLAN Committee (Present Position)	31,212 shares
10	※ Tomoyuki Nakayama (May 16, 1948)	Apr. 1971: Joined the Corporation Apr. 1994: General Manager, Meat Dept. Apr. 1998: Senior Assistant to the ECO, Food Div. Jul. 1998: Senior Managing Director, Marubeni Chikusan Corporation Apr. 2000: Senior Operating Officer, Agri-Marine Products Div. Apr. 2001: Chief Operating Officer, Agri-Marine Products Div. Jun. 2001: Director; Chief Operating Officer, Agri-Marine Products Div. Apr. 2002: Corporate Vice President; Chief Operating Officer, Agri-Marine Products Div. Apr. 2003: Corporate Senior Vice President; Advisor to the President for Agri-Marine Products Div. and Textile Div. (Present Position)	155,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
11	※ Susumu Watanabe (Feb. 2, 1949)	Apr. 1971: Joined the Corporation Apr. 1999: General Manager, Corporate Accounting Dept. Jun. 2001: Corporate Vice President; General Manager, Corporate Accounting Dept. Apr. 2002: Corporate Senior Vice President; General Manager, Corporate Accounting Dept. Apr. 2003: Corporate Senior Vice President; Executive Corporate Officer, General Affairs Dept., Corporate Accounting Dept., Finance Dept. and Investor Relations; Chairman of Committee on Global Environmental Preservation; Vice Chairman of "V" PLAN Committee; Representative Director, President, Marubeni Management Resources Corporation (Present Position) (President (Representative Director), Marubeni Management Resources Corporation)	29,000 shares

Notes: 1. None of the above candidates has a conflict of interest with the Corporation.

2. In accordance with Article 14 of the Articles of Incorporation, the election of Directors shall not be conducted by cumulative voting.

4. To elect 4 Corporate Auditors due to the expiration of the terms of all of the 4 incumbent Corporate Auditors

The terms of the following 4 incumbent Corporate Auditors will expire at the close of this General Meeting of Shareholders:

Inoshin Kitamura

Yasuo Ota

Hiroaki Shinoda

Tatechika Umeda

Accordingly, the Board of Directors proposes the election of 4 Corporate Auditors. This proposal is made with the consent of the Board of Corporate Auditors. The candidates for Corporate Auditors are as follows:

※ indicates newly nominated candidate

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholdings in the Corporation
1	Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962: Joined the Corporation Jun. 2002: Corporate Advisor (full-time) (Present Position)	40,415shares
2	※ Toshihiko Mori (Feb. 28, 1945)	Apr. 1968: Jointed the Corporation Apr. 1997: General Manager, Financial Control Dept. Apr. 2000: General Manager, Audit Dept. Apr. 2003: Senior Assistant to the ECO, Audit Dept. (Present Position)	16,843 shares
3	Hiroaki Shinoda (Dec. 18, 1944)	Apr. 1967: Joined The Fuji Bank, Ltd. Jun. 1996: Director, The Fuji Bank, Ltd. Apr. 1998: Managing Director, The Fuji Bank, Ltd. Sep. 2000: Managing Executive Officer, Mizuho Holdings, Inc. May 2001: Advisor, The Fuji Bank, Ltd. Jun. 2001: Corporate Auditor (full-time) (Present Position)	62,000 shares
4	Tatechika Umeda (Oct. 2, 1941)	Apr. 1964: Joined The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1996: Director, The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1999: Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. Nov. 2000: Senior Executive Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 2001: President and CEO, Heisei Sogo Service Kabushiki-kaisha; Corporate Auditor (Present Position) (President (Representative Director), Heisei Sogo Service Kabushiki-kaisha)	31,000 shares

Notes: 1. None of the above candidates has a conflict of interest with the Corporation.

2. Messrs. Hiroaki Shinoda and Tatechika Umeda are candidates for the Outside Corporate Auditor positions required by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

5. To amend the total remuneration to the Directors

The total remuneration to Directors has been approved to be "within 25,000,000 yen per month", by the Ordinary General Meetings of Shareholders held on June 26, 2002. We propose that, as the number of Directors increases, the total remuneration to Directors shall be amended to be "within 35,000,000 yen per month". As before, the remuneration to Directors described above shall not include any salary paid or to be paid for services as employees to Directors who are concurrently serving as employees.

The number of the incumbent Directors is 9. If Resolution 3 is approved, the Corporation will have 11 Directors.

6. To grant retirement remuneration to the retired Directors and the retiring Corporate Auditor

We propose that retirement remuneration shall be granted to the retiring Directors, Messrs. Yuichi Ishimaru and Kenichi Nishida, and the retiring Corporate Auditor, Mr. Yasuo Ota all of whom will be retiring at the close of this meeting, in gratitude for work they have performed during their terms of office.

We also propose that the retirement remuneration shall be granted in accordance with the Corporation standards and that the determination of the amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors, in the case of the retiring Directors, and to consultation among the Corporate Auditors, in the case of the retiring Corporate Auditor.

Career overviews of the retiring Directors and Corporate Auditor are as follows:

Name	Career Overview
Yuichi Ishimaru	Jun. 1995: Director Apr. 1998: Managing Director Apr. 2000: Senior Vice President, Director Apr. 2002: Senior Vice President, Director; Executive Corporate Officer, Corporate Strategies Dept.; Advisor to the President for Utility & Infrastructure Div., Plant & Ship Div. and Business Incubation Dept. Apr. 2003: Director (Present Position)
Kenichi Nishida	Jun. 1994: Director Jun. 1997: Managing Director Apr. 2001: Senior Vice President, Director; Advisor to the President for Textile Div. and Development & Construction Div.; Stationed at Osaka Headquarters Apr. 2003: Director (Present Position)
Yasuo Ota	Jun.2000: Corporate Auditor (full-time) (Present Position)

ATTACHMENTS

I. Non-consolidated Financial Statements of Marubeni Corporation for the 79th Fiscal Year

II. Consolidated Financial Statements of Marubeni Corporation for the 79th Fiscal Year

III. VOTING FORM (SPECIMEN)

ATTACHMENT I

Non-consolidated Financial Statements of Marubeni Corporation for the 79th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2003

ASSETS	Millions of yen	Thousands of U.S. dollars (Note)
Current assets :		
Cash and cash equivalents	¥ 273,006	$ 2,271,265
Notes receivable-trade	39,700	330,288
Accounts receivable-trade	419,241	3,487,866
Marketable securities	9,468	78,772
Inventories	57,527	478,601
Real estates for sale	95,223	792,210
Advance payments to suppliers	53,867	448,151
Prepaid expenses	11,863	98,694
Deferred income taxes	28,450	236,688
Accounts receivable-other	71,358	593,661
Accrued income	31,900	265,391
Short-term loans receivable	120,289	1,000,741
Other current assets	72,637	604,303
Allowance for doubtful accounts	(21,500)	(178,868)
Total current assets	1,263,033	10,507,768
Fixed assets :		
Property and equipment		
Buildings	44,826	372,928
Structures	3,298	27,444
Machinery & equipment	1,077	8,968
Vehicles	179	1,493
Furniture & fixtures	1,818	15,128
Land	121,642	1,012,004
Total property and equipment	172,843	1,437,968
Intangible assets		
Rights	572	4,760
Computer software	8,450	70,299
Total intangible assets	9,022	75,060
Investments & others		
Investment securities	409,203	3,404,355
Investment securities of subsidiaries	386,406	3,214,698
Investments in capital	30,942	257,426
Investments in capital of subsidiaries	36,403	302,855
Long-term loans receivable	223,282	1,857,595
Doubtful accounts	133,431	1,110,082
Long-term prepaid expenses	3,159	26,287
Prepaid pension cost	112,866	938,985
Deferred income taxes	140,527	1,169,112
Other investments	49,077	408,294
Allowance for doubtful accounts	(236,990)	(1,971,634)
Total investments & others	1,288,310	10,718,059
Total fixed assets	1,470,176	12,231,088
Deferred charges :		
Bond issuance costs	247	2,060
Total deferred charges	247	2,060

LIABILITIES	Millions of yen	Thousands of U.S. dollars (Note)
Current liabilities :		
Notes and acceptances payable-trade	¥ 150,250	$ 1,250,005
Accounts payable-trade	304,832	2,536,043
Short-term loans payable	415,243	3,454,606
Commercial paper	12,700	105,657
Current portion of bonds	154,057	1,281,672
Income taxes payable	32	266
Accrued expenses	19,507	162,289
Advance-payments received from customers	39,481	328,464
Deferred income	792	6,592
Deposits received	191,037	1,589,329
Other current liabilities	16,554	137,725
Total current liabilities	1,304,488	10,852,652
Long-term liabilities :		
Long-term loans payable	897,251	7,464,650
Bonds	192,587	1,602,221
Convertible debentures	64,500	536,605
Other long-term liabilities	17,564	146,129
Total long-term liabilities	1,171,902	9,749,607
Total liabilities	2,476,391	20,602,260
SHAREHOLDERS' EQUITY		
Common stock :		
Common stock	194,039	1,614,308
Capital surplus :		
Additional paid-in capital	57,478	478,191
Total capital surplus	57,478	478,191
Retained earnings :		
Retained earnings	10,437	86,836
(Net income for the current period)	(10,437)	(86,836)
Unrealized gain on other securities :		
Unrealized gain on other securities	(4,842)	40,284
Common stock in treasury :		
Common stock in treasury	(47)	(395)
Total shareholders' equity	257,066	2,138,656
Total liabilities & shareholders' equity	¥ 2,733,458	$ 22,740,916

Statement of Operations and Unappropriated Retaind Earnings

April 1, 2002-March 31, 2003

	Millions of yen	Thousands of U.S. dollars (Note)	
Ordinary items:			
Operating income & expenses :			
Sales	¥ 6,885,255	$ 57,281,661	57,281,662
Cost of sales	6,768,168	56,307,560	56,307,561
Gross profit	117,086	974,101	974,101
Selling, general & administrative expenses	100,381	835,121	835,121
Operating profit	16,705	138,979	138,980
Non-operating income & expenses :			
Non-operating income			
Interest income	14,938	124,284	124,284
Dividend income	24,433	203,275	203,276
Miscellaneous income	12,467	103,719	103,720
	51,839	431,279	431,280
Non-operating expenses			
Interest expense	26,184	217,844	217,845
Interest expense on commercial paper	50	419	419
Exchange loss	4,268	35,510	35,511
Miscellaneous expenses	7,790	64,813	64,814
	38,294	318,588	318,589
Ordinary income	30,250	251,670	251,670
Extraordinary items :			
Extraordinary gains			
Gain on sales of property and equipment	6,812	56,675	56,675
Gain on sales of investment securities	16,875	140,397	140,397
Gain on redemption of bonds and convertible debentures	3,174	26,406	26,406
Reversal of provision for doubtful accounts from subsidiaries and affiliated companies	11,055	91,978	91,979
Reversal of provision for doubtful accounts	3,657	30,426	30,427
	41,575	345,883	345,884
Extraordinary losses			
Loss on sales of property and equipment	2,750	22,878	22,879
Impairment loss on fixed assets	879	7,317	7,318
Loss on sales of investment securities	11,823	98,363	98,363
Devaluation loss of investment securities	29,464	245,126	245,127
Liquidation loss of subsidiaries and affiliated companies	11,848	98,571	98,571
Provision for doubtful accounts from subsidiaries and affiliated companies	5,371	44,683	44,684
Loss on sales of specified overseas accounts	2,045	17,015	17,015
Provision for doubtful accounts	3,795	31,573	31,574
Loss on securities contributed to an employee retirement benefit trust	1,611	13,406	13,406
	69,588	578,936	578,937
Income before income taxes	2,237	18,617	18,617
Provision (benefit) for income taxes			
Current	650	5,407	5,408
Deferred	(8,850)	(73,627)	73,627
Net income	10,437	86,836	86,837
Unappropriated retained earnings at March 31, 2003	¥ 10,437	$ 86,836	86,837

Notes:

1. Basis of Presentations

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by Marubeni Corporation ("the Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.
In addition, the notes to the non-consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥120.20 to $1, the exchange rate prevailing at the balance sheet date.

2. Significant Accounting Policies

1. Method of valuation of inventories
Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method or the moving average cost method.

2. Method of valuation of assets other than inventory
(1) Securities:
① Trading securities: Trading securities are stated at fair value. Cost of securities sold is determined by the moving average cost method.
② Held-to-maturity debt securities: Held-to-maturity debt securities are stated at amortized cost.

③ Investment securities of subsidiaries and affiliated companies: Investment securities of subsidiaries and affiliated companies are stated at cost determined by the moving average cost method.
④ Other securities:

Marketable securities: Marketable other securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gain or loss is reported directly in shareholders' equity and cost of securities sold is determined by the moving average cost method.
Non- marketable securities: Non- marketable other securities are stated at cost determined by the moving average cost method.
(2) Derivative instruments: Derivative instruments are stated at fair value.
(3) Money trusts: Money trusts are accounted for in the same manner as securities based on holding purposes.

3. Depreciation of property and equipment is determined by the declining-balance method except for buildings of Marubeni Tama Center, and Tokyo and Osaka head office, which are depreciated by the straight-line method. Useful lives are ranging from two years to fifty years for buildings. In accordance with revisions of the Corporate Tax Law in 1998, buildings, excluding leasehold improvements, acquired after March 31, 1998 are depreciated using the straight-line method.

4. Amortization of intangible assets is determined by the straight-line method. Amortization of Computer software for internal use is computed by the straight-line method over its useful life of five years in principle.

5. Bond issuance costs are amortized equally over three years. Bond discounts are amortized equally over the life of bonds.

6. Allowance for doubtful accounts on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful accounts on certain doubtful accounts is individually determined based on a review of their collectibility.

7. Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated fair value of plan assets at the balance sheet date. The transition adjustment (¥89,084 million) is amortized over 15 years. Prior service cost is amortized as incurred over defined period, not exceeding the average remaining period of employment (14.9years), by the straight-line method and accounted for as a deduction of pension cost. Unrecognized actuarial gain or loss is amortized over the defined period, not exceeding the average remaining period of employment (14.9years), by the straight-line method and is accounted for as an addition to pension cost from the fiscal year follwing the fiscal year in which those are incurred.
Prepaid pension cost is recorded in investments and others for the excess of pension plan asset over the total of the retirement benefit obligation, unrecognized transition adjustment, unrecognized prior service cost and unrecognized actuarial gain or loss. The company applied to Ministry of Health, Labor and Welfare for approval of the relinquishment of the substitution portion of retirement benefit obligation of welfare pension fund plan, the introduction of Cash Balance Plan to plan participants and the deduction of benefits of certain pensioners starting from April 2003.

8. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

9. Accounting for hedges
(1) Accounting for hedges: Deferred method is generally applied while the fair value hedge accounting is applied for other securities. The special treatment for interest rate swap agreements is applied when defined conditions are met. When foreign exchange contracts entered are to hedge foreign currency risks on foreign currency denominated receivables and payables, such receivables and payables are recorded at the foward contract rates.
(2) Hedging instruments and hedged items: Foreign exchange contracts, interest rate swap agreements, and commodity future contracts are, separately or collectively, utilized to hedge market risks such as foreign currency exchange rate, interest rate and market price risks.

(3) Hedge policies: According to risk management policies established by each business unit, hedging activities on foreign currency exchange rate, interest rate and commodity price risks are executed.
(4) Method of assessment of hedge effectiveness: The hedge effectiveness is assessed based primarily on the ratio analysis at the inception of the hedge and on an ongoing basis.

10. Consumption tax is accounted for by tax-exclusive method.

11. Interest expense incurred during the ordinary developing period of large sized real estate development business (business with developing period over 2 years and cost exceeding ¥5,000 million) is capitalized as part of developing costs of related real estate.

12. Effective April 1,2002 the Company adopted Accouting Standard No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves".

13. Effective April 1,2002 the Company adopted Accounting Standard No.2 "Accounting Standard for Earnings per Share" and Accounting Standard Implementation Guidance No.4 "Implementation Guidance on Accounting Standard for Earnings per Share".

3.Additional Information

1.Consolidated income tax return
The Company started filing the consolidated income tax returns which was introduced by the 2002 amendment of the Corporation Tax Law. Accordingly, income taxes were accounted for in accordance with the Report of Practical Issue "Tentative Accounting Treatment for Tax Effects in Financial Stetement in Case Where the Consolidated Income Tax Return Filing is Adopted"issued by Accounting Standards Board of Japan for the year ended March 31, 2003.

2.Effective April 1,2002 the components of Shareholders' equity in the balance sheet are reported as Common stock ,Capital Surplus, Retained earnings and the others in accordance with the Commercial Code Enforcement Regulations.

(Notes to balance sheet)

1. Due from subsidiaries

Current	¥	190,330 million	$	1,583,444 thousand
Non-current	¥	106,972 million	$	889,950 thousand

Due to subsidiaries

Current	¥	215,227 million	$	1,790,574 thousand
Non-current	¥	48,700 million	$	405,158 thousand

2. Accumulated depreciation of property and equipment ¥ 38,332 million $ 318,901 thousand

3. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are office equipment such as computers.

4. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	112,714	$	815,973
Short-term loans receivable	¥	38,653	$	315,353
Investment securities and Investment securities of subsidiaries	¥	415,748	$	1,377,640
Investments in capital and Investments in capital of subsidiaries	¥	59,398	$	353,909
Long-term loans receivable	¥	93,820	$	749,525
Accounts payable-trade	¥	73,869	$	578,658
Short-term loans payable	¥	41,504	$	334,050
Long-term loans payable	¥	66,495	$	539,790

5. Assets pledged as collateral ¥ 156,496 million $ 1,301,963 thousand

6. Contingent liabilities

a. Guarantees	¥	645,499 million	$	5,370,207 thousand
b. Commitments to guarantee	¥	174,659 million	$	1,453,069 thousand
c. Export bills discounted	¥	15,285 million	$	127,163 thousand

The Company remains liable and will be jointly and severally liable with Marubeni - Itochu Steel Inc. for the obligations to which it has succeeded from the Company upon demerger.
The balance of such obligations outstanding at the end of the fisical year is ¥789 million.
The Company will indemnify Marubeni - Itochu Steel Inc. from losses which may arise in connection with any of the assets which it has succeeded from the Company and accounts receivable held by the subsidiaries transferred from the Company to Marubeni - Itochu Steel Inc.

7. Earnings per share ¥ 6.99 $ 58.15

Earnings per share is computed based on the average number of shares of common stock outstanding, excluding common stock in treasury.

(Note to income statement)

Operating and non-operating transactions with subsidiaries

Sales	¥	676,104 million	$	5,624,825 thousand
Purchases	¥	2,746,546 million	$	22,849,800 thousand
Non-operating transactions	¥	114,665 million	$	953,951 thousand

Proposal for Appropriation of Retained Earnings

		Millions of yen		Thousands of U.S. dollars (Note)
Unappropriated retained earnings at March 31, 2003	¥	10,437	$	86,836
Dividends (¥3 per share) ····························	¥	4,480	$	37,277
Retained earnings to be carried forward ···················	¥	59,570	$	49,559

(Note)
The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥120.20 to $1, the exchange rate prevailing at the balance sheet date.

ATTACHMENT II

Consolidated Financial Statements of Marubeni Corporation for the 79th Fiscal Year

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2003	2002	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 480,842**	¥ 471,978	**¥ 8,864**
Investment securities	**13,290**	63,949	**- 50,659**
Notes and accounts receivable - trade:			
Notes receivable	**108,048**	181,566	**- 73,518**
Accounts receivable	**824,784**	919,741	**- 94,957**
Due from affiliated companies	**131,655**	182,708	**- 51,053**
Allowance for doubtful accounts	**- 32,068**	- 34,213	**2,145**
Inventories	**397,714**	439,278	**- 41,564**
Advance payments to suppliers	**67,741**	67,074	**667**
Deferred income taxes	**34,594**	33,207	**1,387**
Prepaid expenses and other current assets	**175,474**	162,271	**13,203**
Total current assets	**2,202,074**	2,487,559	**- 285,485**
Investments and long-term receivables:			
Affiliated companies	**364,648**	283,944	**80,704**
Securities and other investments	**450,544**	553,857	**- 103,313**
Notes, loans and accounts receivable - trade	**356,349**	447,595	**-91,246**
Allowance for doubtful accounts	**- 110,462**	- 115,341	**4,879**
Property leased to others, at cost, less accumulated depreciation	**201,871**	249,781	**- 47,910**
Total investments and long-term receivables	**1,262,950**	1,419,836	**- 156,886**
Net property and equipment	**460,331**	511,874	**- 51,543**
Prepaid pension cost	**113,005**	93,829	**19,176**
Deferred income taxes	**157,335**	154,391	**2,944**
Intangible fixed assets	**42,236**	48,136	**- 5,900**
Goodwill	**23,553**	17,393	**6,160**
Other assets	**59,998**	72,651	**- 12,653**
Total assets	**¥4,321,482**	¥4,805,669	**¥ - 484,187**

*According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY2001. Thus, consolidated additional paid-in capital and legal reserve are decreased by ¥129,228 million and ¥18,843 million, respectively, while retained earnings is increased by the same amount for this period.

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31,		
	2003	2002	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 561,139**	¥ 719,254	**¥-158,115**
Current portion of long-term debt	**402,186**	528,048	**- 125,862**
Notes and accounts payable-trade			
Notes and acceptances payable	**196,282**	222,066	**- 25,784**
Accounts payable	**608,386**	624,962	**- 16,576**
Due to affiliated companies	**44,717**	52,371	**- 7,654**
Advance payments received from customers	**60,553**	58,138	**2,415**
Income taxes	**13,773**	10,967	**2,806**
Deferred income taxes	**1,984**	1,490	**494**
Accrued expenses and other current liabilities	**216,880**	223,912	**- 7,032**
Total current liabilities	**2,105,900**	2,441,208	**- 335,308**
Long-term debt, less current portion	**1,902,327**	2,048,454	**- 146,127**
Employees' retirement benefits	**9,571**	12,893	**- 3,322**
Deferred income taxes	**10,972**	6,345	**4,627**
Minority interests in consolidated subsidiaries	**32,661**	32,874	**- 213**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings (losses)	**64,786**	- 94,754	**159,540**
Accumulated other comprehensive loss	**- 86,441**	- 52,375	**- 34,066**
Cost of common stock in treasury	**- 98**	- 8	**- 90**
Total shareholders' equity	**260,051**	263,895	**- 3,844**
Total liabilities and shareholders' equity	**¥4,321,482**	¥4,805,669	**¥ - 484,187**

Cash and cash equivalents:	**¥ 466,511**	¥ 466,642	**¥ - 131**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ - 8,363**	¥ 386	**¥ - 8,749**
Currency translation adjustments, net of reclassification	**-72,680**	- 51,826	**- 20,854**
Minimum pension liability adjustment	**- 582**	- 220	**- 362**
Net unrealized losses on derivatives	**- 4,816**	- 715	**- 4,101**

* At this fiscal year end, 133,527 million yen of the total of "Short-term loans" and "Current portion of long-term debt" are reclassified as long-term debt in accordance with the FAS No. 6 "Classification of short-term obligations expected to be refinanced", since the Company has the intent to refinance these loans on a long-term basis and the possibility of those refinancing are secured by a long-term syndicated Japanese yen loan facility contracted for this period.

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2003	2002	Variance	Ratio
Total volume of trading transactions	**¥ 8,793,303**	¥ 8,972,245	¥ - 178,942	- 2.0%
Gross trading profit	**¥ 424,643**	¥ 436,804	¥ - 12,161	- 2.8%
(ratio)	**(4.83%)**	(4.87%)		
Expenses:				
Selling, general and administrative expenses	**- 345,612**	- 392,092	46,480	- 11.9%
Provision for doubtful accounts	**- 5,660**	- 43,936	38,276	- 87.1%
Total	**- 351,272**	- 436,028	84,756	- 19.4%
Operating profit	**73,371**	776	72,595	-
Other income (expenses):				
Interest expense, net of interest income	**- 23,513**	- 29,492	5,979	- 20.3%
Dividends	**6,797**	7,477	- 680	- 9.1 %
Gain (loss) on investment securities	**- 12,732**	- 83,814	71,082	-
Gain (loss) on property and equipment	**8,530**	- 43,636	52,166	-
Other - net	**- 19,287**	- 16,466	- 2,821	-
Total	**- 40,205**	- 165,931	125,726	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**33,166**	- 165,155	198,321	-
Provision for income taxes	**- 16,274**	67,674	- 83,948	-
Income (loss) before equity in earnings (losses) of affiliated companies	**16,892**	- 97,481	114,373	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**13,420**	- 18,937	32,357	-
Net income (loss)	**¥ 30,312**	¥ - 116,418	¥ 146,730	-

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Year ended March 31		
	2003	2002	Variance
Operating activities			
Net income (loss)	¥ **30,312**	¥ - 116,418	¥ **146,730**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**63,665**	71,052	**- 7,387**
Provision for doubtful accounts	**5,660**	43,936	**- 38,276**
Equity in losses (earnings) of affiliated companies- net	**- 5,555**	31,647	**- 37,202**
Loss (gain) on investment securities	**12,732**	83,814	**- 71,082**
Loss (gain) on property and equipment	**- 8,530**	43,636	**- 52,166**
Deferred income taxes	**- 657**	- 87,378	**86,721**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**76,603**	291,263	**- 214,660**
Inventories	**15,637**	35,970	**- 20,333**
Advance payments to suppliers and prepaid expenses and other current assets	**- 1,062**	- 58,369	**57,307**
Prepaid pension cost	**- 8,819**	- 9,322	**503**
Notes, acceptances and accounts payable	**- 13,898**	- 148,059	**134,161**
Advance payments received from customers and accrued and other current liabilities	**19,155**	13,066	**6,089**
Income taxes	**3,996**	- 162	**4,158**
Other	**5,549**	3,780	**1,769**
Net cash provided by operating activities	**194,788**	198,456	**- 3,668**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**108,092**	224,832	**- 116,740**
Purchases of securities and other investments	**- 82,796**	- 158,546	**75,750**
Proceeds from sales of property and equipment and property leased to others	**47,783**	19,432	**28,351**
Purchases of property and equipment and property leased to others	**- 59,663**	- 76,783	**17,120**
Collection of loans receivable	**165,363**	114,806	**50,557**
Loans made to customers	**- 61,523**	- 58,879	**- 2,644**
Other	**-4,015**	9,642	**- 13,657**
Net cash provided by investing activities	**113,241**	74,504	**38,737**
Free cash flow	**308,029**	272,960	**35,069**
Financing activities			
Net decrease in short-term loans	**- 53,423**	- 29,498	**- 23,925**
Proceeds from long-term debt	**368,218**	509,708	**- 141,490**
Payments of long-term debt	**- 609,920**	- 632,830	**22,910**
Sale (purchase) of treasury stock	**- 90**	- 5	**- 85**
Other	**1,214**	2,521	**- 1,307**
Net cash used in financing activities	**- 294,001**	- 150,104	**- 143,897**
Effect of exchange rate changes on cash and cash equivalents	**- 14,159**	13,975	**- 28,134**
Net increase (decrease) in cash and cash equivalents	**- 131**	136,831	**- 136,962**
Cash and cash equivalents at beginning of year	**466,642**	329,811	**136,831**
Cash and cash equivalents at end of year	**466,511**	466,642	**- 131**

*These financial statements are based on US GAAP.

ATTACHMENT III

pecimen] This document is an English translation of the Japanese voting
m and is provided for explanatory purposes only. The original
anese form, rather than this translation, *must be used to cast a valid*
e.

ING FORM

79

MARUBENI CORPORATION

xercise my voting right as indicated on the right (For/Against shall be indicated
h a ○ mark) to each proposition of the 79th Ordinary General Meeting of
reholders of Marubeni Corporation to be held on June 26, 2003.
case of a continued or an adjourned session of the Meeting, I exercise my voting
ts as mentioned above.

June ___, 2003

Serial Number of Shareholder | The Number of Voting Rights

Item #1	Item #2	Item #3	Item #4	Item #5	Item #6
For	For	For (except for Candidate No.)	For (except for Candidate No.)	For	For
Against	Against	Against	Against	Against	Against

case For/Against is not
wn to a Proposition,
r decision for that item
business will be regarded
pproval.
UBENI CORPORATION



(seal)